U.S. SECURITIES AND EXCHANGE COMMISSION
                                    WASHINGTON, D.C. 20549

                                 NOTIFICATION OF LATE FILING

                            SEC File Number 000-21177 Cusip Number

[Check One]           [X] Form 10-K         [_] Form 20-F        [_] Form 11-K
                      [_] Form 10-Q         [_] Form N-SAR

For the Period Ended:  December 31, 1998

[ ]  Transition  Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition  Report on Form 20-F      [ ]  Transition  Report on Form  N-SAR
[ ]  Transition  Report on Form 11-K

For the Transition Period Ended:  __________________________

        Nothing in this form shall be constructed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  NETSMART TECHNOLOGIES, INC.

Former Name if Applicable:   N/A

Address of Principal Executive Office:  146 NASSAU AVENUE, ISLIP, NEW YORK 11751

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period (Attached Extra Sheet if Needed).

Netsmart Technologies, Inc. (the "Company") is currently finalizing the negotiation and documentation of a financing facility to provide for the Company's ongoing operating needs. Accordingly, the Company's senior management has not had sufficient time to adequately review the information necessary to complete its Form 10-K.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Anthony F. Grisanti            (516)                  968-2000
        -------------------          ---------             ------------
                (Name)              (Area Code)           (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         NETSMART TECHNOLOGIES, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 1998               By:  /s/ Anthony F. Grisanti
---------------------               ----------------------------
                                    Anthony F. Grisanti

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                              ATTENTION
      Intentional misstatements or omissions of fact constitute Federal
                 Criminal Violation (See 18 U.S.C. 1001).